August 3, 2009

VIA EDGAR AND FACSIMILE (202) 772-9210
Division of Corporate Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: John Reynolds

Re:        Pimi Agro Cleantech, Inc. (the “Company”)
Amendment No. 2 to
Registration Statement on Form S-1 (“Form S-1”)
Filed May 5, 2009
File No. 333-158986

Dear Mr. Reynolds:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated July 17, 2009, addressed to Mr. Saly, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1/A.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the amended Form S-1 have been referenced.

Prospectus Summary, page 4

1.
We note your response to comment three from our letter dated June 4, 2009, and we reissue the comment. Please provide the address and telephone number of the principal executive offices either on the cover page of the prospectus or in the summary section of the prospectus.

Response:

The Company has provided the address and telephone number of its principal executive offices in the summary section of the prospectus on page 4.

Management's Discussion and Analysis, page 11

2
We note your response to comment nine of our letter dated June 4,2009. Please discuss how the company earns or expects to earn revenues and income. For example, how will contracts with customers generally be structured? Furthermore, please provide to the extent known, insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For example consider discussing potential pricing challenges from existing vendors, as discussed in the fifth risk factor, and also discuss the existence of other companies that may compete with the company's products, discussed on page 33.

Response:

The Company has added a discussion on how it earns or expects to earn revenues and income and also added a discussion on the challenges, risks and opportunities relating to the above on page 11.

3.
Please reconcile the disclosure in the first paragraph of the overview, which states that you have started commercialization of StoreGuard, with the disclosure in the third paragraph of the overview, which indicates that you have not started commercialization of StoreGuard.

Response:

The Company has reconciled the disclosure in the first paragraph and the third paragraph of the overview on page 11.

4.
Please provide the basis for management's beliefs stated in this section. For example, we note the statements that "there is no other solution available at the moment, which suppresses sprouting and at the same time prevents quality losses, as SpuDefender does" and that "there is no other product which prevents yield losses caused by diseases in potatoes and at the same time prevents sprouting while maintaining the necessary qualities for food products" or remove such statements.

Response:

The Company has provided the basis for management's beliefs to the above mentioned statements on page 11.

5.           Please update the cash on hand as of the most recent practicable date.

Response:

The Company has updated the cash on hand as of June 30, 2009 on page 13.

Business, page 15

6.
We note your response to comment 18 of our letter dated June 4, 2009. Please disclose how price affects competition in the market for SpuDefender, Disclose how SpuDefender is or will be priced relative to competitors. Lastly, discuss your competitive position in the industry as required by Item 101(h)(iv) of Regulation S-K.  For example, it appears that many of your competitors are established companies with greater financial resources than your company.

Response:

The Company added a discussion on how price affects competition in the market for SpuDefender and how SpuDefender will be priced relative to its competitors, and its competitive position in the industry as required under Item 101(h)(iv) of Regulation S-K. Please see page 33.

7.
We note your response to comment 21 of our letter dated June 4, 2009. Please provide a basis for many of the statements made in this section or remove. Many of these statements appear to be promotional in nature. For example and without limitation, we note your statement on page 16 that "management believes that there is no other solution available at the moment which suppresses sprouting and at the same time prevents quality losses as our Products do" and your statement on page 28 that by use of your products and technologies "the shelf life of stored crops can be gained." In addition, we note that certain pilots discussed on page 26 mentioned a problem with sprouting. Provide clear disclosure throughout as to any current limitations or problems that have to be resolved regarding your products.

Response:

With respect to the first part of the Commission’s comment, the Company has removed from the S-1 any statements promotional in nature. In addition, where applicable and appropriate, the Company has provided a basis for certain statements supporting the Company’s position or belief as to the status or effects of the Company’s products. With respect to the second part of the Commission’s comment, the Company has added a discussion on the problems and limitations relating to sprouting inhabitation on page 26.

8.	We note the reliance upon a number of reports and trials in assessing your products. Where the basis for such assertions are studies, reports, experiments or tests, please,

• identify with specificity the source of such data or the identity of the party performing the experiments,

• disclose any relationship that you may have to the  publisher of the document, the source of the information, and/or the party performing the experiment, and

• describe the nature and date of the reports or trials.

Response:

The Company added the basis and sources to its assertions and disclosed the relationship with the publishers of the studies, reports, experiments or tests on pages 16-17.

9.
You state on page 21 that "SpuDefender will be examined by the EPA for all its ingredients, a process which will take up to nine months." Please discuss EPA registration and regulation for each of your other products.

Response:

The Company added a discussion on the EPA registration process for each of its products on page 21.

10.	Please clarify whether each of your products must separately undergo the regulatory processes in Europe, as discussed on page	21.

Response:

The Company clarified the regulatory processes in Europe for its products on page 21.

11.
We note the statement on page 21 that Frit-o-Lays and McCain have stated that "successful storage results in these pilot rooms will enable us to step into full commercial usage during the 2010 potato season." Clarify whether you have an agreement with either party.

Response:

The Company does not have a commercial agreement with the above companies and it has added disclosure to this extent on page 21.

12.           Please disclose on page 22 the term of the agreement with Omex Agriculture Ltd.

Response:

The Company has disclosed on page 22 the terms of its agreement with Omex Agriculture Ltd.

13.
We note your response to comment 25 of our letter dated June 4, 2009. You discuss your business plan "[i]f the authorization for SpuDefender is not received in a timely manner" on page 21. Please discuss your business plan if the approvals are received in a timely manner.

Response:

The Company added a discussion on how its business plan will be affected if approvals are received in a timely manner on page 21.

14.
We note your response to comment 26 of our letter dated June 4, 2009. Please include your response regarding the lack of written agreements in the prospectus. We note the references to "verbal agreements" with some of your customers and partners. Please disclose the terms of the verbal agreements and whether they are binding upon the parties.

Response:

The Company added a disclosure of whether the verbal agreements it has with its costumers are binding and its terms on page 23.

15.
We note your response to comment 32 of our letter dated June 4, 2009. Please disclose whether your product has shown "significant positive results to replace CIPC." If so, please include a brief summary of any data that is the basis of that conclusion. Include any known limitations on the efficacy of your product, such as the pilots that have resulted in sprouting problems. In addition, as previously requested, provide the specific basis for management's opinion that "the recognition and acceptance of SpuDefender by the industry, and its regulatory approval, will be a significant factor in regulators' determination to ban CIPC in the coming years" or remove. Given the developmental stage of the company and the lack of regulatory approval, this statement and others throughout this section appear promotional in nature and should be removed.

Response:

In light of the Commission’s comment, the Company has removed the statement that the product has shown “significant positive results to replace CIPC.” In addition, supportive data, limitations on the efficacy of the product, including pilot results, are discussed in further detail in the Overview section, in the Our Products and Technology section, as well as in Recent Developments.

In addition, the statement that “the recognition and acceptance of SpuDefender by the industry, and its regulatory approval, will be a significant factor in regulators' determination to ban CIPC in the coming years” has been removed from the prospectus.

16.
We note your response to comment 34 of our letter dated June 4, 2009, and we reissue our comment. We note references on pages 26 and 34 to US companies, such as Target and McDonalds that have been contacted by your joint venture. Please remove references to such companies unless you have entered into agreements with these companies.

Response:

Based on the Company’s conversation with the Securities and Exchange Commission on July 22, 2009, the Company has revised its disclosure in connection with its reference to various U.S. companies mentioned in the prospectus.

Executive Compensation, page 37

17.
We note your response to comment 38 of our letter dated June 4, 2009. Please clarify your disclosure to indicate that the "loan" to Mr. Ben Yehuda was included in the summary compensation table as salary. Also, clarify whether the consideration that accrued for Mr. Lifshitz was reflected in the summary compensation table. Your response simply referred to the accounting treatment.

Response:

The Company has clarified its disclosure in the summary compensation table as required on page 37.

18.	We reissue comment 36 of our letter dated June 4, 2009. Please disclose the amount and percent of time each officer devotes to the business of the company.

Response:

The Company has disclosed the amount of hours and percent of time each officer devotes to the business of the Company on page 37.

19.	Please include the vesting dates of the options in a footnote, as required by Instruction 2 to Item 402(p)(2) of Regulation S-K.

Response:

The vesting dates of the option granted to the Company's officers were added on pages 37, 38 and 39.

20.
The directors table reflects no compensation received by Mr. Treger in 2008; however, the narrative before and after the table indicate the receipt of options. Please explain why the value of the options was not included in the table. Provide the grant date of the options.

Response:

Vesting of the options granted to Mr. Treger commenced on July 1, 2009. Therefore, in 2008 Mr. Treger did not receive any options. A footnote to that extent was added on page 38.

21.
Disclose the assumptions made in the valuation of the options in the director compensation table, as required by Item 402(n)(2)(v) and (vi) of Regulation S-K, as referenced in the Instruction to Item 402(r). Also, provide the disclosure required by the Instruction to Item 402(r)(2)(iii) and (iv).

Response:

The Company added a disclosure of the assumptions made in the valuation of the options in the director compensation table on page 38.

Consolidated Statements of Operations, page F-4

22.
We note that you have recorded revenues in each period presented. We further note on page 12 that your products and technology are in the development stage. Please tell us what the revenues represent and why you have classified these amounts as revenues rather than a reduction of expenses in light of the fact that your products and technology are in the development stage. Clarify whether the revenues relate to product sales. If they do not relate to product sales, describe the nature of the revenues in the footnotes to your financial statements and revise the caption to more precisely describe its nature.

Response:

As stated in Note 1A to the financial statements, the Company develops, produces and markets products for improving the quality and extending the shelf-life of fruits and vegetables. The revenues presented in the financial statements represent first sales of the Company’s products to potential customers (companies which operate in the processed food industry). Due to the fact that the Company has not yet generated significant revenues it is still considered as a development stage company.

It should be noted that the revenue recognition policy accounted by the Company for such products sales is disclosed in Note 2H to the financial statements.

The title "Revenues" will be revised to "Revenues from sales of products".

23.
We reissue comment 47 of our letter dated June 4, 2009, Please provide the disclosure regarding sales of unregistered securities for the past three years as required by Item 701 of Regulation S-K. We note the Statement of Changes in Stockholders' Equity reflect a number of transactions not included in this section.

Response:

The Company added a disclosure regarding sales of unregistered securities for the past three years as required by Item 701 of Regulation S-K on page 48.

Exhibits

24.
Please file exhibit 10.13 in its entirety. Currently you have omitted all the exhibits to the agreement. Also, please file Exhibit E to Exhibit 10.21, as requested in comment 56 of our letter dated June 4, 2009.

Response:

The Company has filled exhibit 10.13 in its entirety and has filed exhibit E to exhibit 10.21.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

By:	/s/ Jonathan R. Shechter, Esq
Jonathan R. Shechter, Esq.

cc:  Mr. Youval Saly,
Chief Executive Officer